

August 30, 2013

Via E-Mail
Mr. Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

> **Re:** **Utah Medical Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 1-12575**

Dear Mr. Richins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 30

1.   Please have your auditor, Jones Simkins LLC, explain to us how it concluded that it was your principal auditor given the significance of the assets audited by The Norton Practice. We note that the assets of Femcare Group Limited represented 65.7% of your total assets as of 12/31/12 and 65.3% of your total assets as of 12/31/11. Please refer to Rule 2-05 of Regulation S-X and PCAOB AU Sections 543 and 9543.

2.   In addition, please clearly describe to us the specific nature of the assets audited by The Norton Practice.

Note 11 – Geographic Sales Information, page 48

3.   Please disclose in future filings the basis for attributing revenues from external customers to individual countries and, if revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. Refer to FASB ASC 280-10-50-41(a).

4.   Please disclose in future filings geographic information about your long-lived assets, as required by FASB ASC 280-10-50-41(b).

Note 12. Revenues by Product Category, page 48

5.   We note that you do not provide any segment disclosures and that you have products in four different categories. Please tell us about the company's analysis under FASB ASC 280-10-50 in determining the company's reportable segments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

          Sincerely,

          /s/ Kate Tillan for

          Martin James
          Senior Assistant Chief Accountant